PACIFIC VEGAS GLOBAL STRATEGIES, INC.

16/F, WINSOME HOUSE
73 WYNDHAM STREET, CENTRAL, HONG KONG

August 14, 2007

By Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Raquel Howard, Staff Accountant
Mail Stop 3561

Re:	Pacific Vegas Global Strategies, Inc. (the “Company”)
Item 4.01 Form 8-K
Filed July 16, 2007
File No. 0-49701

Dear Ms. Howard:

On behalf of the above-captioned Registrant and as its Chief Executive Officer, this letter responds to the Staff’s comment letter dated July 18, 2007 (the “Comment Letter”).

Please be advised that Mazars CPA Limited (“Mazars”) has advised us by letter dated August 8, 2007 that Mazars has received notification from the Office of the Chief Accountant of the SEC that the SEC credential process of Mazars is complete and that Mazars is now accredited to practice before the SEC.  Furthermore, Mazars has confirmed to us that the SEC will accept audit reports from Mazars that are included in filings with the SEC.

Therefore, we now believe that the comment in the Comment Letter that “the audit firm Mazars is not recognized by the staff of the SEC” is no longer accurate or applicable.

Please let me know if you have any further comments in this regard.

In addition, is it possible for you in the future to copy (by fax ) our US securities counsel, Andrew N. Bernstein, Esq., on all future SEC correspondence?  Our delay in responding is due primarily to the fact that the Comment Letter was not faxed or emailed to us in Hong Kong; rather, it was sent by postal service, which took almost two weeks to arrive!

Mr. Bernstein’s contact information is as follows:

Andrew N. Bernstein, Esq.
Andrew N. Bernstein, P.C.
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Phone:   303-770-7131
Fax:       303-770-7332
Email:   anbpc@attglobal.net

Furthermore, this letter hereby acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments or need any additional information, please contact me at my office or contact our U.S. securities counsel, Andrew N. Bernstein, Esq., at 303/770-7131.

Thank you for your assistance and cooperation in this matter.

Very truly yours,

/s/ RAYMOND CHOU

Raymond Chou
Chief Executive Officer

cc: Andrew N. Bernstein, P.C.